299 S. Main Street, Suite 1300 | Salt Lake City, Utah 84111 | 801-534-4435

October 2, 2018

Kate McHale

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

Washington, D.C.  20549

Re:MinMax Spaces

Registration Statement on Form 1-A

Filed August 9, 2018

File No. 024-10882

Dear Ms. McHale:

We are in receipt of your comment letter dated September 7, 2018, regarding the Registration Statement (“Registration Statement”) on form 1-A filed by MinMax Spaces (the “Company”).  This letter sets forth the Company’s responses to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the second amendment, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

General

1. You disclose on the cover page that you "intend to place the funds into a segregated account that will be held in escrow ... Therefore, purchasers of our shares registered hereunder may be unable to sell their securities, because there may not be a public market for our securities."  Please clarify when you intend to release the funds from escrow and how the escrowed funds might impact the liquidity of your securities.

We have revised this statement to read as follows:

We do not intend to place the funds into a segregated account or hold fund in escrow.  Purchasers of our shares registered hereunder may be unable to sell their securities until such time as a public market for our securities develops.

2. Please disclose your website address, if any.

We have added the website address:  www.minmaxspaces.com.

3. Please update your filing to include current financial statements and related information as required by Rule 8-08 of Regulation S-X.  Please also revise your disclosure to clearly identify your year end.

The Financial Statements have been updated to include financial information for the period from inception (January 4, 2018) through August 31, 2018.  The Company’s year-end is December 31st.

Summary

The Offering

4. Please revise here and under "Dividend Policy" to clarify that you may not ever pay dividends, if true.  Also explain that you have never had revenues or profits and, if true, that in order to pay dividends you would have to have net income, not just revenue.

We have updated our disclosure regarding dividends to state the following:

We intend to pay periodic dividends to the holders of shares of our Common Stock out of net income available for such purpose. We anticipate that these dividends will be paid from net income primarily generated from our operations and sales of our products and services.  However, to date, we have not generated revenue and may never generate revenue or have net income from which to pay dividends.

Risks Related to the Offering

There will be a continuation of management control

5. Please disclose the ownership percentages at the maximum and minimum offering amount.

The following language has been added.

There is no minimum offering amount, but if the maximum offering occurs, the officers, directors, and principal stockholders will own 10,000,0000 of the 15,000,000 (or 67%) issued and outstanding voting stock.

Dilution

6. Please revise your filing to provide the dilution disclosures required by Item 5-06 of Regulation S-K.

We have revised our filing to provide the required disclosure.

Summary - Overview

7. Please revise this section to state the Company is a development stage company with no revenues.  In addition, please clarify the intended business of the Company.   We

note your business purpose is "expanding, exploring, and capitalizing on current and future opportunities..."; however, you discuss serving as a distributor and/or agent for manufacturers, while later disclosing you are engaged in manufacturing and sales of your own product.  Investors should understand your current operations and distinguish short term and long term goals.

We have revised our disclosure to remove references to manufacturing by the Company.  MinMax was formed with the business purpose of designing, marketing, distributing and selling minimalist, eco-friendly, and economical residential and commercial building products.

Use of Proceeds to the Issuer

8. In this section you disclose estimated offering expenses of $40,000 but on the cover page of the offering statement and in the Plan of Distribution Section, you estimate offering expenses to be 1,250, 000.  Please reconcile this disclosure.

We have revised our disclosure to provide an estimated offering expenses of $75,000,and have disclosed this consistently throughout the document.

Marketing

9.  While the use of financial projections is permitted and encouraged, there must be a reasonable basis for them. Revise substantially to provide all material assumptions underlying the projections and provide details about the bases therefor.  For example, in light of the fact that you had not as of June 30, 2018 generated any revenues, provide additional details about the basis for your 2018 revenue projection.

We have updated our disclosure to provide the material assumptions backing these projections.

Current Operating Results

10. You state "the Company has not experienced any losses or gains from operations"; however, your financial statement show a loss.  Please reconcile this disclosure.

The disclosure has been updated to state as follows:

The Company has experienced losses from operations since it just was formed in January 2018 in the amount of $308,948.

Directors, Executive Officers, and Significant Employees

11. Please provide the information called for by Item 10 of Form 1-A, including the principal occupations and employment for the last five years and the name and principal business of any corporation or other organization in which such occupations and employment were carried on.

We have updated the disclosure to provide the required information.

Security Ownership of Management and Certain Securityholders

12. Please disclose the natural person(s) exercising voting authority over the stock held by SSL-9, Inc.

We have updated our disclosure to provide that the shares owned by SSL-9 are beneficially owned by Phil Mulligan who has voting control over such shares.

Stockholders must consent to jurisdiction in Knoxville, Tennessee and binding arbitration

13. Please disclose why you have chosen Tennessee as the governing jurisdiction for disputes.

We have revised our disclosure to provide that Tennessee is the jurisdiction because this is where the Company’s principal office is located.

14. Regarding the requirement to arbitrate disputes, please revise here and in the description of securities as follows:

•address whether you intend arbitration to be the exclusive means of resolving disputes and provide greater clarity regarding when a dispute will be mediated as opposed to arbitrated.

•describe the risks and impact on investors, such as increased cost and limited rights.

•describe specifically the basis for your belief that the provision is enforceable under federal and state law.

•clarify whether the provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering.

•to the extent the provision applies to federal securities law claims, revise the disclosure and the subscription agreement, as applicable, to state that by agreeing to the arbitration provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws.

•clarify whether purchasers of interests in a secondary transaction would be subject to the arbitration provision.

The Company has revised its disclosure and subscription agreement to remove references to binding arbitration.

Independent Auditor's Report

15. Please request that your auditor provide a report which complies with AS3101.  In addition, we note that your auditor's consent filed in EX1A-11 references an explanatory paragraph regarding substantial doubt about your ability to continue as a going concern; however, the audit report does not reference such an exception.  Please request that your auditor reconcile this difference.

The financial statements and Auditor’s Report has been revised as required.

Signatures

16. Please follow the instructions on Form 1-A regarding signatures so that all future amendments are signed by the principal executive officer, principal financial officer,

principal accounting officer, and a majority of the members of its board of directors.

We have revised the signature pages as required.

Exhibits

17. Please file all material contracts as exhibits to your next filing.  For example, we note your references throughout the prospectus to your "exclusive license" with FOP, deposits on land and inventory, and the revenue estimates based on management projects citing "current contracts".   You also refer to contract assemblers for Texas, Tennessee, and  Florida and potential distribution arrangements, but do not describe those arrangements. Please provide details about the terms of your manufacturing, sales and distribution arrangements and file the related agreements, if any.

We have filed additional contracts as required.

18. Please refile a complete copy of your By-Laws.  We note blanks and placeholders throughout.  In addition, please tell us how the following provision in your By-Laws will affect shareholder rights: "the Company shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws

of Nevada."   Finally, please clarify why your by-laws reference Nevada law in relation to

Board meetings.

A copy of the Amended and Restated Bylaws have been provided as Exhibit 2.1.  The foregoing provision simply means that the Company is not entitled to recognize any holder of a claim or interest the shares except those registered on the books as the owner of the shares, except as otherwise provided by Wyoming law.

19. Please revise the legality opinion to remove the limitation to Delaware law; we note your Company is incorporated in Wyoming.

The opinion has been revised to remove the reference to Delaware.

Thank you for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

J. Martin Tate, Esq.

CARMAN LEHNHOF ISRAELSEN